Shoe Pavilion Holds its Annual Shareholders' Meeting

Sherman Oaks, California – June 16, 2006– Shoe Pavilion, Inc. (Nasdaq NM: <u>SHOE</u>) held its annual shareholders' meeting today in Burbank, California. The shareholders ratified the selection of Deloitte & Touche as the Company's independent auditors for fiscal 2006, the election of 3 new members to the Board of Directors, Ann Iverson, Mark Miller and Randy Katz, and the re-election of Dmitry Beinus and Peter Hanelt. All of the Directors will serve as members of the Board of Directors until the next annual meeting.

Ms. Iverson currently serves as President and Chief Executive Officer of International Link, Inc. Ms. Iverson is also a member of the Board of Directors for Owens Corning, a member of the Board of Trustees for Thunderbird the Garvin School of International Management and has previously held positions as CEO for Laura Ashley Holdings, Plc KayBee Toys and Mothercare Plc. Mark Miller is the Chairman and Chief Executive Officer of the Ultimate Shopping Network. Mr. Miller previously served as President of ESports Arena and as Division President of Boombuy as well as senior management positions at Value City Department Stores and The Disney Stores. Randy Katz is a partner with the Bryan Cave LLP law firm in Irvine, California and previously was a partner with Arter and Hadden LLP.

Dmitry Beinus, Chief Executive Officer and Neil Watanabe, EVP and Chief Financial Officer provided a presentation on Shoe Pavilion's progress in its strategic repositioning of the Company and were available for questions from shareholders.

Mr. Beinus commented during the presentation "I am pleased with the progress that we have made in 2005 and thus far in 2006 in repositioning our Company. Our new Board Members bring substantial experience in multi-unit retailing and important corporate governance skills to Shoe Pavilion. We have successfully opened 8 new stores in our larger format to date and are on track with our goal of opening 20 new stores this year. We are well underway in finalizing our new store pipeline for 2007. Thus far through the second quarter, we have achieved positive comp store sales for each month on top of an 8.2% comp store sales performance for the second quarter of last year."

Shoe Pavilion is a leading independent off-price branded footwear retailer in the Western United States. It offers a broad selection of women's, men's and children's designer-label and branded footwear, typically at 20% to 60% below department store regular prices. The Company has 95 stores in California, Washington, Oregon, Arizona, Nevada and Texas.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: this press release contains certain forward-looking statements that are subject to risks and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. These factors include, without limitation, competitive pressures in the footwear industry, changes in the level of consumer spending on or preferences in footwear merchandise, economic and other factors affecting retail market conditions, the Company's ability to purchase attractive name brand merchandise at reasonable discounts, the availability of desirable store locations as well as management's ability to negotiate acceptable lease terms and maintain supplier and business relationships and open new stores in a timely manner. Other risk factors are detailed in the Company's filings with the Securities and Exchange Commission. The Company intends that these forward-looking statements speak only at the time of this release and does not undertake to revise or confirm them as more information becomes available.

Contact: Neil T. Watanabe, EVP & CFO
          (818) 907- 9975